N E W S R E L E A S E

March 21, 2012

Nevsun 2011 Annual Financial Results

2011 HIGHLIGHTS

  Achieved commercial gold production February 22, 2011
  Gold production of 379,000 ounces
  Earnings per share of $0.74
  Cash cost of $295 per ounce
  Declared inaugural dividend, and then increased to $0.05 per share semi-annually
  Ended year with $347 million in consolidated cash

Nevsun Resources Ltd. (TSX:NSU / NYSE Amex:NSU) is pleased to report its financial and operating results for 2011.  All figures are in United States dollars, unless otherwise indicated.

Annual 2011 Operating Results

In 2011 the Company recorded $548 million in revenues for the year on sales of 369,900 ounces of gold for an average realized price $1,620 per ounce.  With 379,000 ounces produced, gold production averaged approximately 1,000 ounces per day with an average cash cost per ounce sold of $295.  Since the Bisha Mine commenced operations in 2011, there are no comparative operating results for 2010.

The Company had after-tax income of $250 million for the year (2010 - loss $17 million), which translated to $0.74 earnings per share (2010 - $(0.07)).  The Company increased its cash and cash equivalents by $297 million to $347 million (2010 - $50 million).  Cash from operating activities for the year was $366 million (2010 - used $6 million).

Financial results (for a 10 month operating period in 2011):
In US $000s (except per share data)	Q4 2011	Q3 2011	Q2 2011	Q1 2011	2011
Revenues	$170,868	$186,502	$136,085	$54,315	$547,770
Operating income	129,254	146,944	101,947	39,638	417,783
Net after-tax income	78,336	89,200	60,605	21,893	250,034
Owners’ earnings per share	0.23	0.27	0.18	0.06	0.74
Total assets	$775,226	$700,769	$480,830	$392,717	$775,226

The Bisha Mine achieved commercial production in late February 2011.  The annual operating income contains results only from February 22, 2011 to December 31, 2011.

Gold production and sales statistics(1):
	Q4 2011	Q3 2011	Q2 2011	Q1 2011	2011
Tonnes milled	455,000	446,000	444,000	461,000	1,806,000
Gold grade	8.33	8.45	7.27	6.22	7.55
Recovery % of gold	88%	89%	89%	88%	88%
Gold in doré, ounces produced	101,000	110,000	93,000	75,000	379,000
Gold ounces sold	99,800	108,600	88,700	72,800	369,900
Gold price realized per ounce	$1,685	$1,715	$1,510	$1,405	$1,620
Cash cost per ounce sold(2)	$314	$267	$305	$304	$295
(1)	Q1 gold production and sales statistics include results from the pre-operating period, January 1 – February 21, 2011. For accounting purposes, sales from ounces produced prior to February 22, 2011 are considered pre-production and capitalized to property, plant and equipment.
(2)	Cash operating cost per ounce sold includes royalties and is a non-GAAP measure.

Complete annual consolidated financial statements and management discussion and analysis can be found on the Company’s web site at www.nevsun.com as well as on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar/searchedgar/webusers.htm.

2011 Exploration and other highlights

The Company’s 2011 significant exploration and other highlights were as follows:

  Applied for a mining license in December 2011 for the Harena deposit, situated 9.5 km from Bisha;
  Finalized its arrangement with the State owned Eritrean National Mining Company (ENAMCO) for the purchase by ENAMCO of a 30% paid participating interest in the Bisha Mine, resulting in a gain of $242 million;
  Completed a 16,000 metre drill program on the Bisha main deposit that includes a drill hole containing 88 meters of 11.8% zinc and 0.8% copper; and
  Continued the copper phase plant expansion, expending $24 million on terracing, other civils works and completing detailed design work.

2012 Outlook

The Company expects to achieve the following in 2012:

  Gold production between 190,000 – 210,000 ounces;
  Issue an updated resource and reserve statement in late Q2 / early Q3 that will include: Harena deposit, Bisha hanging wall copper zone, and Bisha zinc sub-pit mineralization;
  Receive a mining license for and mine the oxide portion of the Harena deposit;
  Complete a 5,000 metre drill program on the Northwest Zone deposit, which sits on the Bisha mining license, and prepare a resource estimate for the deposit in late 2012; and
  Continue with the $100 million copper phase expansion with a target of mid-2013 production.

Conference call details

The Company will hold a conference call on Thursday, March 22 at 8AM Vancouver / 11AM Toronto, New York / 4PM London, to discuss the quarterly results.  Dial in details are as follows:

North America: 416-340-8527 / 1-877-240-9772 UK: 800-2787-2090 (toll free) Other International: +1-416-340-8527

The conference call will be available for replay until March 29, 2012 by calling +1 905-694-9451 / 1 800-408-3053 and entering passcode 6876882.

Forward Looking Statements: The above contains forward-looking statements regarding the anticipated timing, amounts and completion of future drilling activities, copper phase expansion copper production, resource and reserve statement updates, production, the receipt of regulatory approvals for the Harena deposit and other anticipated gold production, expected achievements by the Company. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, metal price volatility, share price volatility, operational risks, uncertainties in estimating mineralization, future expenses and revenues, political and country risk, regulatory risk, production forecast risk, the securities class action recently filed against the Company and those other risks described in the Company’s most recent Annual Information Form and Management Discussion and Analysis of the Company filed with Canadian securities regulators and are available at www.sedar.com, which have also been filed or submitted to the U.S. Securities and Exchange Commission on Form 40-F or Form 6-K and are available at www.sec.gov.  In addition, the Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of regulatory decisions, competitive factors in the industry in which the Company operates, prevailing economic conditions, and other factors, many of which are beyond the control of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no intention or obligation to update or revise such forward-looking statements whether as result of new information, future events or otherwise, except as required under applicable securities regulation.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. "Cliff T. Davis" Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com